SALVO, RUSSELL, FICHTER & LANDAU

A PROFESSIONAL CORPORATION

510 TOWNSHIP LINE ROAD

SUITE 150

BLUE BELL, PENNSYLVANIA 19422

Telephone: 215/653-0110

Telecopier: 215/653-0383

Stephen A. Salvo

ssalvo@salvorussell.com

August 10, 2005

Russell Mancuso, Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington D.C.  20549

Re:          WorldWater & Power Corp. (formerly known as WorldWater Corp.)

Post Effective Amendment No. 1 to Registration Statement on Form SB-2

SEC File No. 333-115561

Dear Mr. Mancuso:

On behalf of WorldWater & Power Corp., we offer the following responses to the comments included in your letter dated August 9, 2005.

1 and 2.                                                       The sales of shares to SBI Brightline VIII LLC (“SBI”) were conducted at predetermined prices in exempt transactions that should not be considered an indirect primary offering. As stated in the Current Issues and Rulemaking Projects, Quarterly Update (March 31, 2001), the Staff differentiates some private equity line financings from PIPES because of the “delayed nature of the puts and the lack of market risk resulting from the formula price.” The types of offerings addressed by the Current Issues are offerings in which “the number of shares that the company will issue is determined by a formula tied to the market price of the securities at the time the company exercises its put.” This was not the case in the SBI transaction.  In the case of the SBI Stock Purchase Agreement, the prices for each of the three tranches of shares were established at designated prices and therefore SBI accepted a market risk. The was no formula for determining the number of shares to be issued to SBI. The purchase price was not discounted from a current market price. Accordingly, the SBI transactions are not subject to the Current Issues, and therefor the sale of shares to SBI should be considered a private offering and the resale of such shares covered by an effective registration statement.

I wish to point out that the Stock Purchase Agreement between WorldWater and SBI specifically prohibited assignment of SBI’s interests, and also provided that SBI’s beneficial interests in WorldWater stock could not exceed 9.8% of the total issued and outstanding shares as a condition to the exercise of the puts.

During negotiations with Camofi Master LDC, it was decided that WorldWater request the assignment of the remaining shares under the SBI Stock Purchase Agreement and that a post-effective amendment would be filed to reflect the assignment. At no time was SBI entitled to assign its interests in the Stock Purchase Agreement. The assignment only occurred upon the request of WorldWater in order to complete the sale of the remaining shares. Alternatively, the remaining shares under the SBI Stock Purchase Agreement could have been deregistered, shares could have been sold to Camofi under a private offering exemption and the resale of such shares subsequently registered with the Commission. The result would be the same. There has been no attempt to violate the provisions of Section 5 of the Securities Act.

With respect to the change in price from $0.27 to $0.24, this was a negotiated change that was partially offset by the elimination of warrants associated with such shares, as originally provided in the Stock Purchase Agreement.

3.                                       I am awaiting a response from WorldWater and will file an additional response upon receipt.

Please contact me with any questions or comments.

Very truly yours,

/s/ Stephen A. Salvo
Stephen A. Salvo